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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25572

InKine Pharmaceutical Company, Inc.

(Exact name of registrant as specified in its charter)

1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422, (215) 283-6850

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: *One

*	On September 30, 2005, Metal Acquisition Corp., a wholly owned subsidiary of Salix Pharmaceuticals, Ltd., merged with and into InKine Pharmaceutical Company, Inc., with InKine surviving the merger as a wholly owned subsidiary of Salix. As a result of the merger, each share of InKine stock was automatically converted into the right to receive newly issued shares of Salix common stock based on an exchange ratio of 0.1737 of a share of Salix common stock for each share of InKine common stock, and Salix became the sole shareholder of InKine.

Pursuant to the requirements of the Securities Exchange Act of 1934, InKine Pharmaceutical Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 3, 2005	By:	/s/ Adam C. Derbyshire
		Name:	Adam C. Derbyshire
		Title:	Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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